UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco	BMC

Material Fact
Joint Communiqué

Banco Bradesco S.A. (Bradesco), corporate taxpayer’s ID (CNPJ) 60.746.948/0001 -12, and Banco BMC S.A. (BMC), corporate taxpayer’s ID (CNPJ) 07.207.996/0001 -50, communicate to the market, to their stockholders and clients that on 8.1.2007 the Banco Central do Brasil (Central Bank of Brazil) approved the transfer of the share control of BMC by Bradesco, and in compliance with the provisions of CVM Instruction # 319, as of 12.3.1999, inform that the absorption of the total of the Stocks representing BMC`s Capital Stock by Bradesco will be proposed in Special Stockholders’ Meeting of the Companies to be held on August 24th, 2007, in conformity with the provisions of Articles 224, 225 and 252 of Law # 6,404/76, pursuant to the “Instrument of Protocol and Justification of Merger” signed on this date, which in BMC becomes wholly-owned subsidiary of Bradesco.

Once authorized, the operation will have the following characteristics:

1. the operation of merger of stocks aims at reaching highest levels of competitiveness and productivity, by absorbing the expertise in a segment of great attractiveness for the banking activity, enhancing synergies existing between these two Institutions, in addition to promoting, by means of corporate restructuring, the streamlining and accordingly, operating, administrative and legal saving costs;

2. cost of approximately R$2 million;

3. the appraisals of Companies’ Equities were carried out as follows: a) at book value, based on the Balance Sheets draw up by BMC and Bradesco, on 12.31.2006, duly audited by KPMG Auditores Independentes and PricewaterhouseCoopers Auditores Independentes, respectively; and b) at economic value, referring to BMC, on 12.31.2006, by Ernst & Young Assessoria Empresarial Ltda.;

4. according to the specific Balance Sheets of the Companies, drawn up on 12.31.2006, the following net values of stockholders’ equity were determined: BMC - R$284,584,311.99; and Bradesco - R$24,636,361,909.09;

5. the operation shall become effective, on 8.24.2007, by adopting the following stock swap ratio criteria: a) the amount of R$789,559,000.00, corresponding to R$3.664894041 per stock shall be attributed to 215,438,425 registered stocks, representing 100% (one hundred per cent) of BMC’s capital stock, subject-matter of transfer to Bradesco in this present operation of Merger of Stocks, based on the economic value of BMC stocks, subject-matter of appraisal, previously mentioned; b) the amount of R$84.902779 per stock was attributed to Bradesco stocks, calculated based on the average intra-day quote of common and preferred stocks issued by Bradesco, verified in trading sessions of the Bolsa de Valores de São Paulo (São Paulo Stock Exchange – BOVESPA) in the period between 1.8.2007 and 1.22.2007;

6. in view of the economic value of R$3.664894041 per stock of BMC, and the fair value of R$84.902779 per stock of Bradesco (value on the average quote in January 2007, occasion upon which the parties entered into a commitment for the merger of BMC stocks by Bradesco, present in the Material Fact published on January 25th and 26th, 2007), the swap ratio shall be 0.086331545 fraction of Bradesco stock, in which 0.043166014 is fraction of common stock and 0.043165531 is fraction of preferred stock, for each stock issued by BMC (already adjusted, taking into account the effects of 100% bonus stocks which became effective at the Special Stockholders’ Meeting of Bradesco as of 3.12.2007) . Therefore, 18,599,132 new non-par, book-entry, registered stocks, of which 9,299,618 are common stocks and 9,299,514 are preferred stocks, representing the Capital Stock of Bradesco were assigned to BMC stockholders, in replacement of those stocks they owned, in order to maintain the same proportion of common and preferred stocks existing in the Capital Stock of Bradesco, when the mentioned commitment was signed;

     .2.

7. once approved the operation, the Capital Stock of Bradesco shall be increased in the amount of R$789,559,000.00, from R$18,000,000,000.00 to R$18,789,559,000.00, by means of issue of 18,599,132 non-par, book-entry, registered stocks, of which 9,299,618 are common stocks and 9,299,514 are preferred stocks to be assigned to the stockholders of BMC at the ratio set forth in item “6”, which shall be represented by 2,020,920,180 non-par, book-entry, registered stocks, of which 1,010,165,730 are common stocks and 1,010,754,450 are preferred stocks, with the resulting amendment to “caput” of Article 6 of Bradesco’s Bylaws;

8. the stocks to be issued at Bradesco and assigned to BMC stockholders shall have the following rights and advantages: Common stocks – voting right and in the event of public offering deriving from eventual sale of the Company’s control, the common stocks not composing the control block shall be entitled to receive 100% (one hundred per cent) of the amount paid per common stock owned by controlling stockholders; Preferred stocks – non-voting right; priority in the Capital Stock reimbursement, in the event of liquidation of the Company; 10% (ten per cent) dividends higher than those assigned to common stocks; inclusion in the public offering deriving from eventual sale of the Company’s control, by ensuring its titleholders to receive price equal to 80% (eighty per cent) of amount paid per common stock, composing the control block;

9. the stocks held by BMC stockholders, which due to the application of swap ratio provided for in item “6” resulting in fractions of stocks, not ensuring the right to receive one Bradesco stock, shall be reversely split and sold at the São Paulo Stock Exchange, at market prices, and the amount determined shall be made available to BMC stockholders, proportionally to the fraction they are entitled to receive;

10. the stockholders of BMC, owning common and preferred stocks, and the stockholders of Bradesco, owning common stocks, shall be entitled to withdraw from the Companies, pursuant to Articles 137, 230 and 252 of Law # 6,404/76, by means of reimbursement of net book value, on the reference date as of 12.31.2006, of R$1.320954291 per stock to BMC stockholders and R$12.30731453 per common stock owned by Bradesco stockholder on the date of the first publication of call notice of the referred Special Stockholders’ Meeting, pursuant to Paragraph 1st of item VI of the aforementioned Article 137, already taking into account the effects of 100% bonus of Bradesco stocks, as per item “6” above;

11. Bradesco stocks to be assigned to BMC stockholders shall be entitled to Monthly and eventually Complementary Dividends and/or Interest on Own Capital to be declared as of the date of their inclusion in stockholders’ ownership. These shall be also fully entitled to eventual advantages attributed to other stocks as of the aforementioned date;

..3.

12. the companies responsible for the aforementioned appraisals declare they neither have any conflict or unity of interests, current or potential, with controlling stockholders or minority stockholders of Bradesco and BMC, or related to any other company involved in the operation, and respectivepartners, nor with the operation, subject-matter of this Material Fact;

13. the operation shall be submitted to the approval of Central Bank of Brazil;

The Call Notice, the Material Fact - Joint Communiqué, the Proposals of the Board of Directors, the “Instrument of Protocol and Justification of Merger” and its attachments are made available to stockholders at the Custody and Registrar Department of Bradesco, Depositary Financial Institution of the Company’s Stocks, located in Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, and can also be accessed through the Website www.bradesco.com.br - Corporate Governance Section - Corporate Documents.

Cidade de Deus, Osasco, SP, August 8th, 2007

Banco Bradesco S.A.	Banco BMC S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.